Exhibit 11

ALLIN CORPORATION

CALCULATION OF NET LOSS PER COMMON SHARE

(Dollars in thousands, except per share data)

	Three Months Ended September 30, 2002	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2002	Nine Months Ended September 30, 2003
Income from continuing operations	$200	$166	$162	$866

Loss from discontinued operations	11	—	15	—

Net income	189	166	147	866
Accretion and dividends on preferred stock	173	179	509	528

Net income (loss) attributable to common shareholders	$16	$(13)	$(362)	$338

(Loss) income per common share from continuing operations – basic	$0.00	$0.00	$(0.05)	$0.05
Loss per common share from discontinued operations – basic	$0.00	$0.00	$0.00	$0.00

Net (loss) income per common share – basic	$0.00	$0.00	$(0.05)	$0.05

(Loss) income per common share from continuing operations – diluted	$0.00	$0.00	$(0.05)	$0.04
Loss per common share from discontinued operations – diluted	$0.00	$0.00	$0.00	$0.00

Net (loss) income per common share – diluted	$0.00	$0.00	$(0.05)	$0.04

Weighted average shares outstanding – basic	6,967,339	6,967,339	6,967,339	6,967,339

Weighted average shares outstanding – diluted	6,967,339	6,967,339	6,967,339	11,260,107